CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated October 29, 2018, relating to the financial statements and financial highlights of Securian AM Dynamic Managed Volatility Fund, Securian AM Managed Volatility Equity Fund, and Securian AM Real Asset Income Fund (formerly known as Advantus Strategic Dividend Income Fund, Advantus Dynamic Managed Volatility Fund, and Advantus Managed Volatility Equity Fund, respectively), each a series of Managed Portfolio Series, for the year ended August 31, 2018, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

Cohen & Company, Ltd.
Milwaukee, Wisconsin
December 18, 2018